UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2018

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

For Immediate Release:

Consolidated Financial Statements for the Third Quarter of Fiscal 2017 (Nine months ended December 31, 2017) <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	January 31, 2018

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (First Section), New York Stock Exchange
URL:	https://www.mizuho-fg.com/index.html
Representative:	Yasuhiro Sato	President & CEO
For Inquiry:	Masahiro Kosugi	General Manager of Accounting	Phone: +81-3-6838-6101
Filing of Shihanki Hokokusho (scheduled):		February 14, 2018	Trading Accounts: Established
Commencement of Dividend Payment (scheduled):		-
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Not Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Third Quarter of Fiscal 2017 (for the nine months ended December 31, 2017)

(1) Consolidated Results of Operations (Accumulated Period)

(%: Changes from the corresponding period of the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
3Q F2017	2,674,120	11.6	644,556	11.9	475,703	(5.7)
3Q F2016	2,395,600	0.4	575,783	(25.2)	504,655	(2.8)

Note:	Comprehensive Income: 3Q F2017: ¥802,214 million, 107.2%; 3Q F2016: ¥387,090 million, 11.5%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
3Q F2017	18.75	18.74
3Q F2016	19.97	19.88

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
3Q F2017	208,443,982	9,869,448	4.3
Fiscal 2016	200,508,610	9,273,361	4.2

Reference:	Own Capital: As of December 31, 2017: ¥9,111,763 million; As of March 31, 2017: ¥8,522,268 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) /
Total Assets × 100
Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2016	—	3.75	—	3.75	7.50
Fiscal 2017	—	3.75	—
Fiscal 2017 (estimate)				3.75	7.50

Note:	Revision of the latest announced estimates for cash dividends for shareholders of common stock : No

3. Consolidated Earnings Estimates for Fiscal 2017 (for the fiscal year ending March 31, 2018)

(%: Changes from the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2017	550,000	(8.8)	21.68

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2017: No
2.

The number of shares of common stock used in the above per share information is based on the weighted average of the average number of shares during 1Q, 2Q and 3Q and the number of outstanding shares as of December 31, 2017 (which is used as a proxy for the average number of shares during 4Q of fiscal 2017).

* Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Adoption of Specified Accounting Methods for the Preparation of Quarterly Consolidated Financial Statements: No

(3) Changes in Accounting Policies and Accounting Estimates / Restatements

① Changes in accounting policies due to revisions of accounting standards, etc.: No

② Changes in accounting policies other than ① above: No

③ Changes in accounting estimates: No

④ Restatements: No

(4) Issued Shares of Common Stock

① Period-end issued shares (including treasury stock):	As of December 31, 2017	25,389,644,945 shares	As of March 31, 2017	25,386,307,945 shares
② Period-end treasury stock:	As of December 31, 2017	25,019,893 shares	As of March 31, 2017	19,992,754 shares
③ Average outstanding shares (accumulated period):	3Q Fiscal 2017	25,366,621,222 shares	3Q Fiscal 2016	25,259,486,767 shares

This immediate release is outside the scope of quarterly review.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 28, 2017, both of which are available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

¡ Contents of Attachment

1.	Quarterly Consolidated Financial Statements and Others	p.1-2
	(1) Consolidated Balance Sheets	p.1-2
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-4
	(3) Note for Assumption of Going Concern	p.1-6
	(4) Note for Significant Changes in the Amount of Shareholders’ Equity	p.1-6
øSELECTED FINANCIAL INFORMATION For the Third Quarter of Fiscal 2017

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

1-1

Mizuho Financial Group, Inc.

1. Quarterly Consolidated Financial Statements and Others

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2017	As of December 31, 2017
Assets
Cash and Due from Banks	¥47,129,583	¥47,913,637
Call Loans and Bills Purchased	1,035,746	1,262,721
Receivables under Resale Agreements	8,967,777	9,438,302
Guarantee Deposits Paid under Securities Borrowing Transactions	3,350,051	2,868,193
Other Debt Purchased	2,745,204	2,502,812
Trading Assets	10,361,787	11,414,185
Money Held in Trust	247,583	301,813
Securities	32,353,158	35,065,618
Loans and Bills Discounted	78,337,793	81,563,363
Foreign Exchange Assets	1,828,782	2,230,740
Derivatives other than for Trading Assets	2,170,750	1,533,121
Other Assets	4,180,339	3,717,451
Tangible Fixed Assets	1,136,329	1,111,618
Intangible Fixed Assets	1,045,486	1,093,872
Net Defined Benefit Asset	797,762	803,456
Deferred Tax Assets	56,066	51,183
Customers’ Liabilities for Acceptances and Guarantees	5,273,581	5,886,107
Reserves for Possible Losses on Loans	(509,175)	(314,217)

Total Assets	¥200,508,610	¥208,443,982

1-2

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2017	As of December 31, 2017
Liabilities
Deposits	¥120,045,217	¥124,895,672
Negotiable Certificates of Deposit	10,631,277	12,518,605
Call Money and Bills Sold	1,255,172	1,651,712
Payables under Repurchase Agreements	17,969,753	19,020,795
Guarantee Deposits Received under Securities Lending Transactions	1,679,300	2,402,938
Commercial Paper	789,705	767,151
Trading Liabilities	7,923,285	7,187,779
Borrowed Money	6,307,230	5,035,902
Foreign Exchange Liabilities	526,053	494,796
Short-term Bonds	226,348	341,098
Bonds and Notes	7,564,535	7,859,582
Due to Trust Accounts	4,784,077	4,570,161
Derivatives other than for Trading Liabilities	1,784,857	1,498,530
Other Liabilities	3,883,168	3,769,749
Reserve for Bonus Payments	67,633	32,688
Reserve for Variable Compensation	3,018	2,430
Net Defined Benefit Liability	55,236	56,888
Reserve for Director and Corporate Auditor Retirement Benefits	1,327	1,389
Reserve for Possible Losses on Sales of Loans	298	209
Reserve for Contingencies	5,680	5,780
Reserve for Reimbursement of Deposits	19,072	17,861
Reserve for Reimbursement of Debentures	32,720	26,198
Reserves under Special Laws	2,309	2,285
Deferred Tax Liabilities	337,800	461,979
Deferred Tax Liabilities for Revaluation Reserve for Land	66,585	66,237
Acceptances and Guarantees	5,273,581	5,886,107

Total Liabilities	¥191,235,249	¥198,574,533

Net Assets
Common Stock and Preferred Stock	¥2,256,275	¥2,256,548
Capital Surplus	1,134,416	1,134,758
Retained Earnings	3,615,449	3,901,581
Treasury Stock	(4,849)	(6,052)

Total Shareholders’ Equity	7,001,291	7,286,835

Net Unrealized Gains (Losses) on Other Securities	1,289,985	1,639,841
Deferred Gains or Losses on Hedges	10,172	(33,354)
Revaluation Reserve for Land	145,609	144,817
Foreign Currency Translation Adjustments	(69,657)	(70,062)
Remeasurements of Defined Benefit Plans	144,866	143,684

Total Accumulated Other Comprehensive Income	1,520,976	1,824,927

Stock Acquisition Rights	1,754	1,163
Non-Controlling Interests	749,339	756,521

Total Net Assets	9,273,361	9,869,448

Total Liabilities and Net Assets	¥200,508,610	¥208,443,982

1-3

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

[Consolidated Statements of Income]

	Millions of yen
	For the nine months ended December 31, 2016	For the nine months ended December 31, 2017
Ordinary Income	¥2,395,600	¥2,674,120
Interest Income	1,052,662	1,208,466
Interest on Loans and Bills Discounted	697,429	753,825
Interest and Dividends on Securities	187,902	200,553
Fiduciary Income	35,238	39,268
Fee and Commission Income	540,438	553,438
Trading Income	242,502	193,420
Other Operating Income	281,723	245,799
Other Ordinary Income	243,036	433,726
Ordinary Expenses	1,819,816	2,029,563
Interest Expenses	409,628	609,687
Interest on Deposits	156,732	234,038
Fee and Commission Expenses	117,695	122,402
Trading Expenses	1,852	—
Other Operating Expenses	64,352	72,175
General and Administrative Expenses	1,079,276	1,109,994
Other Ordinary Expenses	147,010	115,304

Ordinary Profits	575,783	644,556

Extraordinary Gains	57,866	18,472
Extraordinary Losses	4,834	5,237

Income before Income Taxes	628,816	657,790

Income Taxes:
Current	139,651	156,341
Deferred	(43,146)	1,968

Total Income Taxes	96,504	158,309

Profit	532,311	499,481

Profit Attributable to Non-controlling Interests	27,655	23,777

Profit Attributable to Owners of Parent	¥504,655	¥475,703

1-4

Mizuho Financial Group, Inc.

[Consolidated Statements of Comprehensive Income]

	Millions of yen
	For the nine months ended December 31, 2016	For the nine months ended December 31, 2017
Profit	¥532,311	¥499,481
Other Comprehensive Income	(145,220)	302,733
Net Unrealized Gains (Losses) on Other Securities	2,523	347,373
Deferred Gains or Losses on Hedges	(131,523)	(42,969)
Revaluation Reserve for Land	(6)	(2)
Foreign Currency Translation Adjustments	(23,131)	4,207
Remeasurements of Defined Benefit Plans	20,055	2,943
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(13,138)	(8,819)

Comprehensive Income	387,090	802,214

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	358,964	780,443
Comprehensive Income Attributable to Non-controlling Interests	28,126	21,770

1-5

Mizuho Financial Group, Inc.

(3) Note for Assumption of Going Concern

There is no applicable information.

(4) Note for Significant Changes in the Amount of Shareholders’ Equity

There is no applicable information.

1-6

SELECTED FINANCIAL INFORMATION

For the Third Quarter of Fiscal 2017

(Nine months ended December 31, 2017)

<Under Japanese GAAP>

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2017	See above Notes		Page

1. Income Analysis	CON	NON	2-1

2. Net Gains/Losses on Stocks	CON	NON	2-3

3. Unrealized Gains/Losses on Securities	CON	NON	2-4

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting	NON		2-6

5. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)	CON	NON	2-7

6. Status of Deposits and Loans	NON		2-9
Attachments			Page
Mizuho Bank, Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2-10
Comparison of Non-Consolidated Statements of Income (selected items)			2-11

Mizuho Trust & Banking Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2-12
Comparison of Non-Consolidated Statements of Income (selected items)			2-13

Mizuho Securities Co., Ltd.
Comparison of Non-Consolidated Balance Sheets (selected items)			2-14
Comparison of Non-Consolidated Statements of Income (selected items)			2-15

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) and our report on Form 6-K furnished to the SEC on December 28, 2017, both of which are available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2017

1. Income Analysis

Consolidated

		(Billions of yen)
		Third Quarter of Fiscal 2017 (Accumulated Period)
			Change	Third Quarter of Fiscal 2016 (Accumulated Period)
Consolidated Gross Profits	1	1,436.1	(122.9)	1,559.0
Net Interest Income	2	598.7	(44.2)	643.0
Fiduciary Income	3	39.2	4.0	35.2
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	431.0	8.2	422.7
Net Trading Income	6	193.4	(47.2)	240.6
Net Other Operating Income	7	173.6	(43.7)	217.3
General and Administrative Expenses	8	(1,109.9)	(30.7)	(1,079.2)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(14.4)	6.8	(21.2)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	10	183.8	156.7	27.1
Net Gains (Losses) related to Stocks	11	190.1	52.3	137.8
Equity in Income from Investments in Affiliates	12	14.9	(1.6)	16.5
Other	13	(56.1)	8.1	(64.3)

Ordinary Profits	14	644.5	68.7	575.7

Net Extraordinary Gains (Losses)	15	13.2	(39.7)	53.0
Income before Income Taxes	16	657.7	28.9	628.8
Income Taxes	17	(158.3)	(61.8)	(96.5)
Profit	18	499.4	(32.8)	532.3
Profit Attributable to Non-controlling Interests	19	(23.7)	3.8	(27.6)

Profit Attributable to Owners of Parent	20	475.7	(28.9)	504.6

Credit-related Costs (including Credit Costs for Trust Accounts)	21	169.4	163.5	5.9

* Credit-related Costs [21] =     Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [10] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	22	347.9	(160.9)	508.8

* Consolidated Net Business Profits [22] =  Consolidated Gross Profits [1] – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	126	(22)	148
Number of affiliates under the equity method	24	19	2	17

2-1

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregate Figures for the 2 Banks

		(Billions of yen)
		Third Quarter of Fiscal 2017 (Accumulated Period)				Third Quarter of Fiscal 2016 (Accumulated Period)
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	901.4	78.2	979.6	(96.9)	1,076.5
Net Interest Income	2	505.6	20.7	526.4	(30.5)	556.9
Fiduciary Income	3		38.9	38.9	4.1	34.7
Trust Fees for Jointly Operated Designated Money Trust	4		1.7	1.7	0.1	1.5
Credit Costs for Trust Accounts	5		—	—	—	—
Net Fee and Commission Income	6	260.0	17.2	277.2	(7.7)	285.0
Net Trading Income	7	34.7	0.7	35.5	(11.6)	47.1
Net Other Operating Income	8	100.9	0.5	101.4	(51.0)	152.5
General and Administrative Expenses (excluding Non-Recurring Losses)	9	(658.6)	(61.6)	(720.2)	(14.8)	(705.3)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) *	10	242.7	16.6	259.3	(111.7)	371.1

Reversal of (Provision for) General Reserve for Losses on Loans	11	—	—	—	7.2	(7.2)

Net Business Profits	12	242.7	16.6	259.3	(104.5)	363.9
Net Gains (Losses) related to Bonds	13	29.1	0.6	29.7	(72.1)	101.8

Net Non-Recurring Gains (Losses)	14	255.2	15.2	270.5	219.4	51.0
Net Gains (Losses) related to Stocks	15	172.1	16.7	188.9	52.7	136.1
Expenses related to Portfolio Problems	16	(11.9)	(0.0)	(11.9)	4.5	(16.4)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	17	174.6	2.9	177.5	151.8	25.6
Other	18	(79.5)	(4.4)	(84.0)	10.2	(94.3)

Ordinary Profits	19	498.0	31.8	529.9	114.8	415.0

Net Extraordinary Gains (Losses)	20	15.5	0.0	15.6	18.1	(2.5)
Income before Income Taxes	21	513.6	31.8	545.5	133.0	412.5
Income Taxes	22	(121.9)	(7.1)	(129.0)	(26.5)	(102.5)

Net Income	23	391.6	24.7	416.4	106.4	310.0

* Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [5].

Credit-related Costs	24	162.7	2.9	165.6	163.6	2.0

* Credit-related  Costs  [24]  =   Expenses related to Portfolio Problems [16] + Reversal of (Provision for) General Reserve for Losses on Loans [11] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [17] + Credit Costs for Trust Accounts [5]

(Reference) Breakdown of Credit-related Costs

Credit Costs for Trust Accounts	25		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	26	153.1	2.8	155.9	162.8	(6.8)
Losses on Write-offs of Loans	27	(2.5)	(0.0)	(2.5)	(17.6)	15.1
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	28	14.7	0.0	14.7	19.6	(4.8)
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	29	0.0	0.0	0.0	(0.0)	0.0
Reversal of (Provision for) Reserve for Contingencies	30	(0.0)	—	(0.0)	(0.4)	0.4
Other (including Losses on Sales of Loans)	31	(2.5)	—	(2.5)	(0.7)	(1.8)
Total	32	162.7	2.9	165.6	163.6	2.0

2-2

Mizuho Financial Group, Inc.

2. Net Gains/Losses on Stocks

Consolidated

	(Billions of yen)
	Third Quarter of Fiscal 2017 (Accumulated Period)		Third Quarter of Fiscal 2016 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	190.1	52.3	137.8
Gains on Sales	215.8	36.2	179.6
Losses on Sales	(8.9)	17.6	(26.6)
Impairment (Devaluation)	(1.5)	3.8	(5.3)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(15.1)	(5.3)	(9.8)

Non-Consolidated

Aggregate Figures for the 2 Banks

	Third Quarter of Fiscal 2017 (Accumulated Period)		Third Quarter of Fiscal 2016 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	188.9	52.7	136.1
Gains on Sales	212.7	38.1	174.5
Losses on Sales	(8.2)	19.1	(27.4)
Impairment (Devaluation)	(0.3)	0.7	(1.1)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(15.1)	(5.3)	(9.8)

Mizuho Bank

	Third Quarter of Fiscal 2017 (Accumulated Period)		Third Quarter of Fiscal 2016 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	172.1	59.3	112.8
Gains on Sales	195.5	44.5	151.0
Losses on Sales	(8.1)	19.2	(27.3)
Impairment (Devaluation)	(0.2)	0.8	(1.1)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(14.9)	(5.3)	(9.6)

Mizuho Trust & Banking

	Third Quarter of Fiscal 2017 (Accumulated Period)		Third Quarter of Fiscal 2016 (Accumulated Period)
		Change
Net Gains (Losses) related to Stocks	16.7	(6.5)	23.3
Gains on Sales	17.1	(6.4)	23.5
Losses on Sales	(0.1)	(0.0)	(0.0)
Impairment (Devaluation)	(0.0)	(0.0)	(0.0)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(0.1)	(0.0)	(0.1)

2-3

Mizuho Financial Group, Inc.

3. Unrealized Gains/Losses on Securities

∎ Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

Consolidated

(1) Other Securities

	(Billions of yen)
	As of December 31, 2017				As of March 31, 2017				As of September 30, 2017 (Reference)
		Unrealized Gains/Losses				Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses	Book Value		Gains	Losses
MHFG (Consolidated)
Other Securities	32,273.6	2,329.4	2,586.3	256.8	28,480.7	1,819.2	2,103.7	284.5	28,931.6	1,988.3	2,235.9	247.5
Japanese Stocks	3,953.8	2,338.4	2,363.9	25.4	3,542.0	1,854.4	1,898.2	43.8	3,640.9	2,011.5	2,044.6	33.1
Japanese Bonds	15,677.8	0.7	32.4	31.6	13,245.1	21.1	55.8	34.6	12,611.9	(9.3)	30.7	40.0
Japanese Government Bonds	12,565.1	(7.1)	4.7	11.9	10,264.3	8.7	25.2	16.5	9,658.2	(15.9)	4.7	20.7
Other	12,642.0	(9.8)	189.9	199.7	11,693.5	(56.4)	149.6	206.0	12,678.6	(13.8)	160.5	174.3
Foreign Bonds	9,411.4	(160.3)	8.1	168.4	8,955.4	(144.3)	13.0	157.3	9,610.3	(136.6)	8.9	145.6

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	Unrealized Gains/Losses include ¥68.7billion, ¥54.6billion, and ¥34.3billion, which were recognized in the statement of income for December 31, 2017, September 30, 2017, and March 31, 2017 respectively, by applying the fair-value hedge method.

(2) Bonds Held to Maturity

(Billions of yen)
	As of December 31, 2017				As of March 31, 2017				As of September 30, 2017 (Reference)
		Unrealized Gains/Losses				Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses	Book Value		Gains	Losses
MHFG (Consolidated)	2,784.9	14.5	26.5	11.9	3,815.6	31.0	37.3	6.2	3,125.7	22.0	28.2	6.1

Non-Consolidated

Aggregate Figures for the 2 Banks

(1) Other Securities

	(Billions of yen)
	As of December 31, 2017				As of March 31, 2017				As of September 30, 2017 (Reference)
		Unrealized Gains/Losses				Unrealized Gains/Losses				Unrealized Gains/Losses
	Book Value		Gains	Losses	Book Value		Gains	Losses	Book Value		Gains	Losses
MHBK
Other Securities	30,139.6	1,968.2	2,209.2	240.9	26,246.1	1,533.7	1,802.9	269.2	26,755.9	1,681.1	1,914.8	233.7
Japanese Stocks	3,602.8	2,098.0	2,120.2	22.1	3,230.9	1,658.1	1,701.5	43.4	3,314.5	1,796.9	1,830.6	33.7
Japanese Bonds	15,003.2	1.2	31.8	30.6	12,477.7	21.7	54.7	33.0	11,895.2	(8.6)	30.0	38.6
Japanese Government Bonds	12,222.3	(6.6)	4.5	11.1	9,765.9	9.6	24.6	15.0	9,285.9	(15.1)	4.4	19.5
Other	11,533.4	(131.0)	57.1	188.2	10,537.3	(146.1)	46.5	192.7	11,546.1	(107.1)	54.1	161.3
Foreign Bonds	8,898.4	(151.5)	7.1	158.6	8,363.6	(135.9)	11.5	147.5	9,015.1	(128.4)	7.2	135.7
MHTB
Other Securities	1,057.7	150.3	164.3	13.9	1,207.8	118.4	133.5	15.1	1,123.5	122.6	137.9	15.2
Japanese Stocks	257.1	153.4	156.1	2.6	231.2	124.2	127.1	2.8	234.8	130.1	132.8	2.6
Japanese Bonds	385.4	(0.2)	0.5	0.8	567.3	(0.5)	1.0	1.5	433.7	(0.5)	0.6	1.1
Japanese Government Bonds	321.2	(0.5)	0.2	0.8	498.0	(0.9)	0.6	1.5	372.0	(0.8)	0.2	1.1
Other	415.1	(2.7)	7.6	10.3	409.2	(5.3)	5.3	10.6	454.8	(6.8)	4.4	11.3
Foreign Bonds	228.6	(8.5)	—	8.5	263.6	(8.3)	0.2	8.6	291.0	(8.6)	—	8.6
Total
Other Securities	31,197.3	2,118.6	2,373.5	254.9	27,453.9	1,652.1	1,936.4	284.3	27,879.4	1,803.8	2,052.8	248.9
Japanese Stocks	3,860.0	2,251.5	2,276.3	24.8	3,462.1	1,782.4	1,828.7	46.2	3,549.3	1,927.0	1,963.5	36.4
Japanese Bonds	15,388.7	0.9	32.4	31.4	13,045.1	21.1	55.7	34.6	12,329.0	(9.2)	30.6	39.8
Japanese Government Bonds	12,543.6	(7.1)	4.7	11.9	10,264.0	8.7	25.2	16.5	9,657.9	(15.9)	4.7	20.7
Other	11,948.5	(133.8)	64.7	198.5	10,946.6	(151.4)	51.9	203.4	12,001.0	(114.0)	58.6	172.6
Foreign Bonds	9,127.0	(160.1)	7.1	167.2	8,627.3	(144.3)	11.8	156.1	9,306.2	(137.1)	7.2	144.4

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
*	Unrealized Gains/Losses include ¥68.7billion, ¥54.6billion, and ¥34.3billion, which were recognized in the statement of income (aggregate figures for the 2 banks) for December 31, 2017, September 30, 2017, and March 31, 2017 respectively, by applying the fair-value hedge method.

2-4

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

	(Billions of yen)
	As of December 31, 2017				As of March 31, 2017				As of September 30, 2017 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	2,784.9	14.5	26.5	11.9	3,815.6	31.0	37.3	6.2	3,125.7	22.0	28.2	6.1
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	2,784.9	14.5	26.5	11.9	3,815.6	31.0	37.3	6.2	3,125.7	22.0	28.2	6.1

(3) Investments in Subsidiaries and Affiliates
	(Billions of yen)
	As of December 31, 2017				As of March 31, 2017				As of September 30, 2017 (Reference)
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	108.6	194.8	196.1	1.3	108.6	168.1	168.9	0.7	108.6	147.8	149.4	1.5
MHTB	—	—	—	—	—	—	—	—	—	—	—	—
Total	108.6	194.8	196.1	1.3	108.6	168.1	168.9	0.7	108.6	147.8	149.4	1.5

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after tax and other necessary adjustments.

The base amounts are as follows:

Consolidated

	(Billions of yen)
	As of December 31, 2017		As of March 31, 2017	As of September 30, 2017 (Reference)
	Unrealized Gains/Losses		Unrealized Gains/Losses	Unrealized Gains/Losses
		Change
Other Securities	2,260.7	475.8	1,784.8	1,933.7
Japanese Stocks	2,290.5	451.8	1,838.7	1,977.4
Japanese Bonds	0.7	(20.3)	21.1	(9.3)
Japanese Government Bonds	(7.1)	(15.8)	8.7	(15.9)
Other	(30.6)	44.4	(75.0)	(34.4)
Foreign Bonds	(181.1)	(18.1)	(162.9)	(157.2)
Non-Consolidated Aggregate Figures for the 2 Banks
	(Billions of yen)
	As of December 31, 2017		As of March 31, 2017	As of September 30, 2017 (Reference)
	Unrealized Gains/Losses		Unrealized Gains/Losses	Unrealized Gains/Losses
		Change
Other Securities	2,049.9	432.1	1,617.7	1,749.1
Japanese Stocks	2,203.6	436.9	1,766.6	1,893.0
Japanese Bonds	0.9	(20.1)	21.1	(9.2)
Japanese Government Bonds	(7.1)	(15.8)	8.7	(15.9)
Other	(154.6)	15.4	(170.0)	(134.6)
Foreign Bonds	(180.9)	(17.9)	(162.9)	(157.7)

2-5

Mizuho Financial Group, Inc.

4. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2017			As of March 31, 2017			As of September 30, 2017 (Reference)
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
MHBK	622.8	686.1	(63.3)	685.5	681.0	4.4	627.2	649.5	(22.2)
MHTB	99.1	96.8	2.2	109.5	107.1	2.3	102.8	100.5	2.2

Total	721.9	783.0	(61.0)	795.0	788.1	6.8	730.1	750.1	(19.9)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

2-6

Mizuho Financial Group, Inc.

5. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)

Consolidated

	(Billions of yen)
	As of December 31, 2017		As of March 31, 2017	As of September 30, 2017 (Reference)
		Change
Consolidated
Claims against Bankrupt and Substantially Bankrupt Obligors	65.6	(32.7)	98.4	71.9
Claims with Collection Risk	341.8	(59.4)	401.2	371.3
Claims for Special Attention	214.7	(207.8)	422.5	214.0
Total	622.2	(300.0)	922.2	657.3

Trust Account
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—
Claims with Collection Risk	2.8	(0.0)	2.8	2.8
Claims for Special Attention	—	—	—	—
Total	2.8	(0.0)	2.8	2.8

Total (Consolidated + Trust Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	65.6	(32.7)	98.4	71.9
Claims with Collection Risk	344.6	(59.4)	404.1	374.2
Claims for Special Attention	214.7	(207.8)	422.5	214.0
Total	625.0	(300.0)	925.1	660.2
Note: Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

2-7

Mizuho Financial Group, Inc.

Non-Consolidated Aggregate Figures for the 2 Banks Total (Banking Account + Trust Account)
	(Billions of yen, %)
	As of December 31, 2017		As of March 31, 2017	As of September 30, 2017 (Reference)
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	54.2	(28.5)	82.7	57.2
Claims with Collection Risk	331.2	(58.7)	390.0	361.3
Claims for Special Attention	161.9	(205.2)	367.2	166.3
Sub-total [1]	547.4	(292.5)	840.0	584.8
NPL ratio [1]/[2]	0.63%	(0.36)%	1.00%	0.70%
Normal Claims	85,338.7	2,622.3	82,716.4	82,131.1
Total [2]	85,886.2	2,329.7	83,556.4	82,715.9

MHBK

Claims against Bankrupt and Substantially Bankrupt Obligors	53.3	(28.1)	81.5	56.2
Claims with Collection Risk	325.7	(58.2)	384.0	355.7
Claims for Special Attention	160.8	(199.8)	360.7	165.2
Sub-total [3]	540.0	(286.2)	826.2	577.2
NPL ratio [3]/[4]	0.65%	(0.37)%	1.03%	0.72%
Normal Claims	81,910.0	2,545.0	79,364.9	78,780.3
Total [4]	82,450.1	2,258.8	80,191.2	79,357.6

MHTB
Banking Account

Claims against Bankrupt and Substantially Bankrupt Obligors	0.8	(0.3)	1.2	0.9
Claims with Collection Risk	2.6	(0.5)	3.1	2.7
Claims for Special Attention	1.0	(5.4)	6.5	1.0
Sub-total [5]	4.5	(6.3)	10.9	4.7
NPL ratio [5]/[6]	0.13%	(0.19)%	0.32%	0.14%
Normal Claims	3,419.9	78.0	3,341.8	3,341.7
Total [6]	3,424.5	71.7	3,352.7	3,346.4

Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—
Claims with Collection Risk	2.8	(0.0)	2.8	2.8
Claims for Special Attention	—	—	—	—
Sub-total [7]	2.8	(0.0)	2.8	2.8
NPL ratio [7]/[8]	24.64%	1.55%	23.09%	24.16%
Normal Claims	8.7	(0.8)	9.5	9.0
Total [8]	11.6	(0.8)	12.4	11.8

Notes:	1.	Trust Account denotes trust accounts with contracts indemnifying the principal amounts.
	2.	NPL: Non-Performing Loans

2-8

Mizuho Financial Group, Inc.

6. Status of Deposits and Loans

Non-Consolidated

(1)-1 Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2017		As of March 31, 2017	As of September 30, 2017 (Reference)
		Change
MHBK	108,093.3	303.5	107,789.8	108,971.5
MHTB	3,451.1	63.7	3,387.3	3,368.2

Total	111,544.5	367.3	111,177.1	112,339.8

(1)-2 Domestic Deposits

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2017		As of March 31, 2017	As of September 30, 2017 (Reference)
		Change
MHBK	89,489.2	118.3	89,370.8	89,490.5
Individual deposits	42,042.0	1,666.3	40,375.6	40,989.2
MHTB	3,451.1	77.6	3,373.4	3,364.8
Individual deposits	977.0	(29.2)	1,006.3	986.0
Total	92,940.3	196.0	92,744.3	92,855.4
Individual deposits	43,019.0	1,637.1	41,381.9	41,975.3

Note: Above figures do not include deposits booked at overseas offices and offshore deposits.
(2) Loans and Bills Discounted

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of December 31, 2017		As of March 31, 2017	As of September 30, 2017 (Reference)
		Change
MHBK	72,373.4	1,110.5	71,262.8	70,003.3
MHTB	3,398.0	71.7	3,326.2	3,306.4
Total	75,771.4	1,182.3	74,589.1	73,309.7

Note: Loans to MHFG are included as follows:
As of December 31, 2017: ¥961.5 billion (from MHBK)
As of September 30, 2017: ¥496.3 billion (from MHBK)
As of March 31, 2017: ¥656.1 billion (from MHBK)

(3) Interest Margins (Domestic Operations)

Mizuho Bank

		(%)
		Third Quarter of Fiscal 2017 (Accumulated Period)		Third Quarter of Fiscal 2016 (Accumulated
			Change	Period)
Return on Loans and Bills Discounted	1	0.82	(0.05)	0.88
Cost of Deposits	2	0.00	(0.00)	0.00
Loan and Deposit Rate Margin [1]-[2]	3	0.82	(0.05)	0.87

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits include NCDs.

(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	4	0.87	(0.07)	0.95
Loan and Deposit Rate Margin [4]-[2]	5	0.87	(0.07)	0.94

Mizuho Trust & Banking

		(%)
		Third Quarter of Fiscal 2017 (Accumulated Period)		Third Quarter of Fiscal 2016 (Accumulated
			Change	Period)
Return on Loans and Bills Discounted	6	0.64	(0.03)	0.68
Cost of Deposits	7	0.02	(0.01)	0.03
Loan and Deposit Rate Margin [6]-[7]	8	0.62	(0.02)	0.64

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits include NCDs.
(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	9	0.68	(0.05)	0.74
Loan and Deposit Rate Margin [9]-[7]	10	0.66	(0.04)	0.70

(Reference)

Aggregate Figures for the 2 Banks
		(%)
		Third Quarter of Fiscal 2017 (Accumulated Period)		Third Quarter of Fiscal 2016 (Accumulated
			Change	Period)
Return on Loans and Bills Discounted	11	0.81	(0.05)	0.87
Cost of Deposits	12	0.00	(0.00)	0.01
Loan and Deposit Rate Margin [11]-[12]	13	0.81	(0.05)	0.86

Notes: 1. Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
2. Deposits include NCDs.
(Reference) After excluding Loans to the Japanese government and others
Return on Loans and Bills Discounted	14	0.86	(0.07)	0.93
Loan and Deposit Rate Margin [14]-[12]	15	0.85	(0.06)	0.92

2-9

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of December 31, 2017 (A)	As of March 31, 2017 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥38,344,925	¥38,943,082	¥(598,157)
Call Loans	283,450	433,198	(149,748)
Receivables under Resale Agreements	442,361	596,194	(153,833)
Other Debt Purchased	432,283	728,080	(295,796)
Trading Assets	3,525,278	4,234,901	(709,622)
Money Held in Trust	3,093	3,137	(44)
Securities	34,070,409	31,264,703	2,805,705
Loans and Bills Discounted	72,373,429	71,262,838	1,110,590
Foreign Exchange Assets	2,251,681	1,769,212	482,468
Derivatives other than for Trading	2,431,604	3,201,963	(770,358)
Other Assets	2,510,466	2,268,678	241,788
Tangible Fixed Assets	805,568	828,363	(22,794)
Intangible Fixed Assets	800,409	754,547	45,861
Prepaid Pension Cost	479,586	481,968	(2,382)
Customers’ Liabilities for Acceptances and Guarantees	6,321,315	5,757,150	564,165
Reserves for Possible Losses on Loans	(255,565)	(437,689)	182,123

Total Assets	¥164,820,298	¥162,090,330	¥2,729,968

Liabilities
Deposits	¥108,093,392	¥107,789,803	¥303,589
Negotiable Certificates of Deposit	11,992,608	10,091,832	1,900,775
Call Money	949,388	775,450	173,938
Payables under Repurchase Agreements	8,411,409	7,604,970	806,439
Guarantee Deposits Received under Securities Lending Transactions	459,431	335,575	123,856
Commercial Paper	767,151	765,146	2,004
Trading Liabilities	2,723,676	3,362,426	(638,750)
Borrowed Money	8,938,548	9,136,351	(197,802)
Foreign Exchange Liabilities	775,835	729,532	46,302
Bonds and Notes	2,956,237	3,726,331	(770,094)
Derivatives other than for Trading	2,406,006	2,836,858	(430,851)
Other Liabilities	1,963,142	1,616,928	346,214
Reserve for Bonus Payments	6,903	20,902	(13,999)
Reserve for Variable Compensation	971	1,269	(297)
Reserve for Possible Losses on Sales of Loans	209	298	(89)
Reserve for Contingencies	67	52	15
Reserve for Reimbursement of Deposits	16,378	17,575	(1,196)
Reserve for Reimbursement of Debentures	26,198	32,720	(6,522)
Deferred Tax Liabilities	283,411	186,153	97,258
Deferred Tax Liabilities for Revaluation Reserve for Land	66,237	66,585	(348)
Acceptances and Guarantees	6,321,315	5,757,150	564,165

Total Liabilities	157,158,523	154,853,914	2,304,608

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,286,328	2,286,328	—
Capital Reserve	655,418	655,418	—
Other Capital Surplus	1,630,910	1,630,910	—
Retained Earnings	2,486,611	2,298,416	188,194
Appropriated Reserve	266,664	225,810	40,853
Other Retained Earnings	2,219,947	2,072,606	147,340
Retained Earnings Brought Forward	2,219,947	2,072,606	147,340

Total Shareholders’ Equity	6,177,005	5,988,810	188,194

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	1,384,485	1,099,468	285,017
Net Deferred Hedge Gains (Losses), net of Taxes	(44,533)	2,527	(47,060)
Revaluation Reserve for Land, net of Taxes	144,817	145,609	(791)

Total Valuation and Translation Adjustments	1,484,770	1,247,605	237,165

Total Net Assets	7,661,775	7,236,415	425,359

Total Liabilities and Net Assets	¥164,820,298	¥162,090,330	¥2,729,968

2-10

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the nine months ended December 31, 2017 (A)	For the nine months ended December 31, 2016 (B)	Change (A) - (B)
Ordinary Income	¥1,883,230	¥1,640,696	¥242,533
Interest Income	992,897	882,760	110,136
Interest on Loans and Bills Discounted	667,191	617,640	49,551
Interest and Dividends on Securities	187,894	172,522	15,371
Fee and Commission Income	337,633	344,627	(6,994)
Trading Income	34,722	47,474	(12,752)
Other Operating Income	133,619	176,140	(42,520)
Other Ordinary Income	384,357	189,694	194,663

Ordinary Expenses	1,385,160	1,266,593	118,567
Interest Expenses	487,215	347,977	139,238
Interest on Deposits	209,472	137,412	72,059
Fee and Commission Expenses	77,572	76,360	1,212
Trading Expenses	—	1,010	(1,010)
Other Operating Expenses	32,668	32,749	(80)
General and Administrative Expenses	675,097	671,128	3,969
Other Ordinary Expenses	112,604	137,366	(24,761)

Ordinary Profits	498,070	374,103	123,966

Extraordinary Gains	20,026	1,632	18,393

Extraordinary Losses	4,465	3,968	497

Income before Income Taxes	513,630	371,768	141,862
Income Taxes:
Current	119,437	102,664	16,773
Deferred	2,518	(10,475)	12,993

Net Income	¥391,674	¥279,579	¥112,095

2-11

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of December 31, 2017 (A)	As of March 31, 2017(B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥1,723,175	¥1,699,040	¥24,135
Call Loans	2,825	6,956	(4,131)
Guarantee Deposits Paid under Securities Borrowing Transactions	216,093	113,046	103,046
Other Debt Purchased	7,153	9,196	(2,043)
Trading Assets	79,014	90,487	(11,473)
Money Held in Trust	3,463	3,286	176
Securities	1,104,212	1,253,105	(148,892)
Loans and Bills Discounted	3,398,056	3,326,296	71,759
Foreign Exchange Assets	2,401	2,596	(194)
Other Assets	170,388	83,804	86,584
Tangible Fixed Assets	23,296	23,617	(321)
Intangible Fixed Assets	35,176	33,477	1,699
Prepaid Pension Cost	49,368	49,230	137
Customers’ Liabilities for Acceptances and Guarantees	23,602	23,887	(284)
Reserves for Possible Losses on Loans	(1,848)	(4,779)	2,930

Total Assets	¥6,836,378	¥6,713,251	¥123,127

Liabilities
Deposits	¥3,451,149	¥3,387,390	¥63,758
Negotiable Certificates of Deposit	341,240	327,620	13,620
Call Money	375,706	242,493	133,213
Payables under Repurchase Agreements	67,806	67,320	486
Guarantee Deposits Received under Securities Lending Transactions	227,151	310,303	(83,152)
Trading Liabilities	72,035	83,683	(11,647)
Borrowed Money	419,852	372,578	47,273
Bonds and Notes	10,000	10,000	—
Due to Trust Accounts	1,192,309	1,272,149	(79,840)
Other Liabilities	41,027	36,173	4,854
Reserve for Bonus Payments	—	1,976	(1,976)
Reserve for Variable Compensation	382	413	(30)
Reserve for Reimbursement of Deposits	1,482	1,496	(14)
Deferred Tax Liabilities	20,923	9,692	11,231
Acceptances and Guarantees	23,602	23,887	(284)

Total Liabilities	6,244,670	6,147,179	97,490

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	207,057	205,013	2,044
Appropriated Reserve	31,970	27,427	4,543
Other Retained Earnings	175,086	177,585	(2,498)
Retained Earnings Brought Forward	175,086	177,585	(2,498)

Total Shareholders’ Equity	469,932	467,888	2,044

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	120,207	96,529	23,677
Net Deferred Hedge Gains (Losses), net of Taxes	1,568	1,654	(85)

Total Valuation and Translation Adjustments	121,776	98,183	23,592

Total Net Assets	591,708	566,071	25,636

Total Liabilities and Net Assets	¥6,836,378	¥6,713,251	¥123,127

2-12

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the nine months ended December 31, 2017 (A)	For the nine months ended December 31, 2016 (B)	Change (A) - (B)
Ordinary Income	¥137,068	¥140,900	¥(3,831)
Fiduciary Income	38,928	34,798	4,129
Interest Income	30,760	29,643	1,116
Interest on Loans and Bills Discounted	19,121	19,488	(367)
Interest and Dividends on Securities	10,132	8,839	1,292
Fee and Commission Income	40,589	36,509	4,079
Trading Income	796	717	78
Other Operating Income	4,077	14,117	(10,039)
Other Ordinary Income	21,916	25,112	(3,196)

Ordinary Expenses	105,229	99,983	5,245
Interest Expenses	9,983	7,462	2,520
Interest on Deposits	652	969	(317)
Fee and Commission Expenses	23,386	19,724	3,662
Trading Expenses	0	0	(0)
Other Operating Expenses	3,554	4,959	(1,404)
General and Administrative Expenses	65,317	65,222	95
Other Ordinary Expenses	2,986	2,615	371

Ordinary Profits	31,839	40,916	(9,077)

Extraordinary Gains	182	—	182

Extraordinary Losses	126	164	(38)

Income before Income Taxes	31,895	40,751	(8,856)
Income Taxes:
Current	5,047	8,965	(3,917)
Deferred	2,087	1,346	741

Net Income	¥24,759	¥30,439	¥(5,680)

2-13

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	As of December 31, 2017 (A)	As of March 31, 2017 (B)	Change (A) - (B)
Assets
Current Assets
Cash and Bank Deposits	¥398,949	¥249,691	¥149,257
Cash Segregated as Deposits for Customers and Others	289,448	230,214	59,233
Trading Assets	6,066,572	5,019,291	1,047,280
Receivables — Unsettled Trades	—	169,960	(169,960)
Operating Investment Securities	24,292	21,762	2,529
Operating Loans Receivable	—	2,790	(2,790)
Receivables Related to Margin Transactions	69,478	96,255	(26,776)
Collateralized Short-Term Financing Agreements-Receivable	3,421,041	3,821,571	(400,529)
Advances Paid	338	191	147
Securities: Fail to Deliver	13,167	28,695	(15,527)
Short-Term Loans Receivable	38,674	22,459	16,215
Deferred Tax Assets	13,909	15,302	(1,392)
Other Current Assets	482,581	537,638	(55,056)
Less: Allowance for Doubtful Accounts	(7)	(6)	(1)
Noncurrent Assets
Property and Equipment	14,841	15,087	(246)
Intangible Assets	54,520	50,195	4,325
Investments and Other Assets	297,093	297,330	(237)

Total Assets	¥11,184,903	¥10,578,433	¥606,470

Liabilities
Current Liabilities
Trading Liabilities	¥3,308,611	¥3,771,283	¥(462,672)
Payables — Unsettled Trades	400	—	400
Payables Related to Margin Transactions	39,835	55,287	(15,452)
Collateralized Short-Term Financing Agreements-Payable	4,558,078	3,727,318	830,759
Deposits Received	284,344	234,622	49,722
Guarantee Deposits Received	212,126	184,821	27,305
Securities: Fail to Receive	3,205	12,844	(9,639)
Short-Term Borrowings	755,644	716,603	39,041
Commercial Paper	236,300	111,300	125,000
Bonds and Notes Due within One Year	56,389	55,323	1,066
Lease Obligations	380	375	4
Income Taxes Payable	2,198	—	2,198
Accrued Employees’ Bonuses	4,220	13,432	(9,212)
Provision for Variable Compensation	715	855	(139)
Provision for Bonus Point Redemption	540	596	(55)
Other Current Liabilities	26,331	28,513	(2,182)
Noncurrent Liabilities
Bonds and Notes	540,251	554,903	(14,651)
Long-Term Borrowings	283,500	233,500	50,000
Lease Obligations	234	494	(259)
Provision for Retirement Benefits	19,485	19,536	(51)
Other Noncurrent Liabilities	1,606	1,647	(40)
Statutory Reserves
Reserve for Financial Instruments Transaction Liabilities	2,285	2,291	(5)

Total Liabilities	10,336,687	9,725,551	611,135

Net Assets
Common Stock	125,167	125,167	—
Capital Surplus	381,649	381,649	—
Additional Paid — in Capital	285,831	285,831	—
Other Capital Surplus	95,817	95,817	—
Retained Earnings	326,417	332,177	(5,760)
Other Retained Earnings	326,417	332,177	(5,760)
Retained Earnings Brought Forward	326,417	332,177	(5,760)

Total Shareholders’ Equity	833,233	838,993	(5,760)

Net Unrealized Gains on (Operating) Investment Securities, net of Tax	30,475	22,719	7,756
Net Deferred Gains or Losses on Hedges, net of Tax	(15,492)	(8,831)	(6,661)

Total Valuation and Translation Adjustments	14,983	13,887	1,095

Total Net Assets	848,216	852,881	(4,664)

Total Liabilities and Net Assets	¥11,184,903	¥10,578,433	¥606,470

2-14

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO SECURITIES

	Millions of yen
	For the nine months ended December 31, 2017 (A)	For the nine months ended December 31, 2016 (B)	Change (A) - (B)
Operating Revenues	¥231,719	¥254,501	¥(22,781)
Commissions	103,286	108,818	(5,531)
Net Gain on Trading	77,392	116,815	(39,422)
Net Gain on Operating Investment Securities	2,373	512	1,860
Interest and Dividend Income	48,666	28,355	20,311

Interest Expenses	37,620	26,576	11,044

Net Operating Revenues	194,099	227,925	(33,826)

Selling, General and Administrative Expenses	173,723	177,036	(3,312)
Transaction-Related Expenses	35,934	38,757	(2,822)
Personnel Expenses	62,306	66,246	(3,939)
Real Estate Expenses	19,452	19,581	(129)
Administrative Expenses	37,454	35,175	2,278
Depreciation and Amortization	12,826	12,653	172
Taxes and Dues	3,321	2,105	1,216
Provision of Allowance for Doubtful Accounts	(23)	(7)	(15)
Other	2,450	2,523	(72)

Operating Income	20,375	50,888	(30,513)

Non-Operating Income	6,301	7,186	(885)
Non-Operating Expenses	971	913	57

Ordinary Income	25,705	57,162	(31,456)

Extraordinary Gain	1,836	118,478	(116,641)

Extraordinary Loss	2,142	1,686	455

Income before Income Taxes	25,400	173,953	(148,553)
Income Taxes:
Current	1,764	121	1,643
Deferred	3,198	(15,737)	18,936

Net Income	¥20,436	¥189,569	¥(169,133)

2-15